May 31, 2016

«NAME_1»
«NAME_2»
«ADDRESS_1»
«ADDRESS_2»
«ADDRESS_3»

Re:           WNC Housing Tax Credit Fund VI, L.P., Series 13 (the “Partnership”)

Dear Holders of Units of Limited Partnership Interest in the Partnership (the “Limited Partners”):

This letter provides an update to prior correspondence from the Partnership to you, as the Limited Partners, regarding the Internal Revenue Service’s (“IRS”) examination of two assets wherein the Partnership was the investor limited partner.  Those two assets are Grove Village Limited Partnership (“Grove Village”) and Pleasant Village Limited Partnership (“Pleasant Village”).

As we have been reporting, the Partnership allocated Tax Credits for 2007, 2008, 2009 and 2010 to the Limited Partners for Grove Village; those Tax Credits were owed back to the US Treasury.  To the best of our knowledge, all Limited Partners have received their notices from the IRS regarding the recapture of Grove Village Tax Credits for 2007 - 2009.

We have also reported that Pleasant Village received IRS Form 8609 from the Texas Department of Housing and Community Affairs (“TDHCA”).  Therefore, Pleasant Village has amended its tax returns and allocated to the Partnership the 2011 – 2015 Tax Credits not previously allocated. Prior years’ Tax Credits had already been allocated to the Limited Partners.

At this time you should have received your 2015 Schedule K-1. The Partnership has offset (i) the aggregate of the 2015 Tax Credits for all the lower tier partnerships held by the Partnership at any time during 2015, and the 2011 – 2015 Tax Credits for Pleasant Village, against (ii) the Grove Village 2010 Tax Credits that are owed to the US Treasury, and which were not included in the IRS notices to the Limited Partners. WNC National Partners, LLC (the “General Partner”) is of the view that Grove Village, at the Grove Village level, is now settled with the IRS.  This is based on the following two assumptions: (a) the Limited Partners paid the amounts indicated in the notices from the IRS; and/or (b) to the extent Limited Partners could not use the 2007 – 2009 Tax Credits from Grove Village, such Limited Partners have reduced their carry forwards to such extent.

800.286.1135 714.708.8498 F 17782 Sky Park Circle, Irvine, California 92614
wncinc.com

May 31, 2016

As indicated above, in a prior communication we were pleased to announce that the General Partner successfully obtained IRS Form 8609 from TDHCA.  The receipt of Form 8609 allowed Pleasant Village to allocate the Pleasant Village Tax Credits to the Partnership for 2011 – 2015.

On March 11, 2016 the IRS filed with the United States Tax Court a motion for entry of decision and a proposed decision stating that Pleasant Village is entitled to the Tax Credits for 2007, 2008 and 2009.  The Court has accepted and signed the entry of decision.  Accordingly, the General Partner is of the view that Pleasant Village, at the Pleasant Village level, is now settled with the IRS.

Additionally, please be advised that Pleasant Village sold its apartment complex to a third party effective on March 1, 2016. In connection with the sale, Pleasant Village received a tax credit indemnity bond, and a personal guarantee from an affiliate of the buyer, against recapture of Tax Credits that might occur as a result of non-compliance by the buyer with the Tax Credit rules from and after the date of sale.

The Pleasant Village apartment complex was appraised at a value of $1,800,000. It had a mortgage note balance of approximately $5,344,000 as of December 31, 2014. The sale price was $2,450,000, of which $109,000 was used for third party brokerage fees, $22,000 was used for the tax credit indemnity bond, $9,000 was paid to TDHCA, $235,000 was used to pay past due property taxes, $32,000 was used for prorated prepaid rents, and $10,000 was used to pay title fees, escrow fees and sale-related expenses. Additionally, $272,000 remains in escrow for 90 days for any unforeseen payables or liens. Sale proceeds of approximately $1,760,000 were paid to the Partnership, of which $625,000 was used for repayment of the mortgage note. Although the note was being carried on the books at approximately $5,344,000, the note had been acquired by Pleasant Village Lending Partners, LLC, an affiliate of the General Partner, for $625,000. The new loan holder accepted $625,000 as payment in full, although it was entitled to the full outstanding amount. The balance of the net proceeds to the Partnership of approximately $1,135,000 is being held in the Partnership’s reserves; no distributions to Limited Partners are expected due to the fact that the Partnership’s liabilities exceed the cash received. The Partnership incurred approximately $8,000 in sales-related expenses which will be netted against the proceeds from the sale for calculating the gain on the sale.

If you have any questions please do not hesitate to call Denim Mercado at (949) 236-8156.

Sincerely,

WNC National Partners, LLC
General Partner